Nocera, Inc.

May 12, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Nocera, Inc. - Form 1-A - File No. 024-11108 (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Nocera, Inc., a Nevada corporation (the "Registrant"), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registration Statement was never declared effective. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Michael A. Littman, Attorney at Law at (720) 530-6184; email malattyco@aol.com

Sincerely,

/s/ Erik S. Nelson

Erik S. Nelson,

Corporate Secretary

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830